Mail Stop 6010

July 8, 2005

Via Facsimile and U.S. Mail

Mr. Dave Lubbe
Chief Financial Officer
Orbit/FR, Inc.
506 Prudential Road
Horsham, PA 19044

Re:  Orbit/FR, Inc.
  Form 10-K for the year ended December 31, 2004
      SEC File No. 0-22583

Dear Mr. Lubbe:

We have completed our review of your Form 10-K and related filings
and do not, at this time, have any further comments.


        Sincerely,


        Martin F. James
        Senior Assistant Chief
Accountant